UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

The New Home Company Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

645370107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645370107	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Covalent Partners LLC 20-3267467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,458,441
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,458,441
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,441
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.29%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Based on 16,516,546 Shares of Common Stock outstanding as of November 4, 2015, as reported in the Issuer’s 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015 in addition to 3,500,000 shares of Common Stock issues December 9, 2015 for a total of 20,016,545 shares of Common Stock outstanding

CUSIP No. 645370107	Page 3 of 7 Pages

ITEM 1(a) -	NAME OF ISSUER:

The New Home Company Inc.

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

85 Enterprise, Suite 450 Aliso Viejo, California 92656

ITEM 2(a) -	NAME OF PERSON FILING:

This statement is being filed by Covalent Partners LLC (“CP LLC”), a Massachusetts limited liability company.

CP LLC, a registered investment adviser, serves as investment advisor to Covalent Capital Partners Master Fund, L.P. (the “Master Fund”) and Covalent Housing Co-Investment Opportunity Master Fund, L.P. (the “Housing Master Fund”). The Master Fund and Housing Master Fund directly hold Common Stock for the benefit of the investors in the Master Fund and Housing Master Fund, respectively.

Covalent Capital Partners GP, LLC (“CCP GP”) is the general partner of the Master Fund and Housing Master Fund. Mr. Robert L. Hockett is the majority member of each of CCP GP and CP LLC and therefore a majority indirect owner of the Master Fund and Housing Master Fund. By virtue of these relationships, CCP GP and Mr. Hockett may be deemed to beneficially own the Common Stock held by the Master Fund and Housing Master Fund; however, the filing of this statement shall not be construed as an admission that CCP GP or Mr. Hockett are deemed to be the beneficial owners of the Common Stock held by the Master Fund and Housing Master Fund.

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

930 Winter Street Suite 2800 Waltham, MA 02451

ITEM 2(c) -	CITIZENSHIP:

The Commonwealth of Massachusetts

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

CUSIP No. 645370107	Page 4 of 7 Pages

ITEM 2(e) -	CUSIP NUMBER:

645370107

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

ITEM 4 -	OWNERSHIP:

The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The Master Fund and Housing Master Fund collectively hold over 5% of the outstanding Common Stock of the Company and as such have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not Applicable

CUSIP No. 645370107	Page 5 of 7 Pages

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

CUSIP No. 645370107	Page 6 of 7 Pages

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 645370107	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

COVALENT PARTNERS LLC

By:	/s/ William C. Stone, Jr.
Name: William C. Stone, Jr. Title: Chief Compliance Officer